EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
(millions, except ratio amounts)
Income (Loss) From Continuing Operations Before Income Tax, Non-controlling Interests and Income From Equity Investees	$476	$(2,436)	$(1,887)	$(2,309)	$1,540	$1,138
Add (Deduct)
Fixed Charges	97	426	440	435	349	296
Capitalized Interest	(17)	(49)	(84)	(144)	(116)	(121)
Distributed Income From Equity Investees	41	139	83	77	226	204
Earnings (Loss) as Defined	$597	$(1,920)	$(1,448)	$(1,941)	$1,999	$1,517

Net Interest Expense	73	354	328	263	210	158
Capitalized Interest	17	49	84	144	116	121
Interest Portion of Rental Expense	7	23	28	28	23	17
Fixed Charges as Defined	$97	$426	$440	$435	$349	$296

Ratio of Earnings to Fixed Charges	6.2	—	—	—	5.7	5.1

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$—	$2,346	$1,888	$2,376	$—	$—